BUFFALO WILD WINGS, INC.
                       5500 Wayzata Boulevard, Suite 1600
                              Minneapolis, MN 55416
                                 (952) 593-9943

August 1, 2008

Via Edgar and FedEx

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re:      Buffalo Wild Wings, Inc. - File No. 0-24743
         Form 10-K for Year Ended December 30, 2007

Dear Mr. Humphrey:

We have received your comment letter dated July 2, 2008 (received by fax on July 7, 2008) in connection with your review of the Form 10-K for the year ended December 30, 2007 filed by Buffalo Wild Wings, Inc. (the "Company"). To assist you in your review, we have repeated the full text of the Staff's comments in italics, with our responses immediately following.

Consolidated Financial Statements
---------------------------------
Consolidated Statements of Stockholders' Equity, page 36
--------------------------------------------------------

1. It is unclear how the amounts shown in the table on page 48 summarizing restricted stock activity for fiscal 2007 relate to the net issuance of restricted stock of 70,044 shares shown on page 36 in your Consolidated Statement of Stockholders' Equity for fiscal 2007. Please provide us with a reconciliation of such amounts.

         Response: Upon grant, our restricted stock units ("RSUs") are treated as outstanding common stock. These RSUs, based on meeting performance criteria, vest as of the end of our fiscal year. Typically, in March of the following year, the stock is issued to the participants, net of the number of shares needed for employee withholding taxes. This reduction in shares is then subtracted from our outstanding common stock. The following reconciliation shows the components for the 70,044 shares shown as "Net issuances of common stock" on our Consolidated Statement of Stockholders' Equity:

                  Grants of RSUs in current year                      166,950
                  Shares used for required employee
                  withholding taxes for vesting                       (52,176)
                  RSUs
                  Cancellation of RSUs for terminations               (44,730)
                                                                      --------
                  Net issuance of shares                               70,044

2. Since issuances of common stock generally increase stockholders' equity, please explain to us why your 2007 net issuance of restricted stock of 70,044 shares resulted in a $413,000 reduction of your stockholders' equity.

         Response: Our restricted stock units are valued at grant date and expensed over the vesting period for stock-based compensation purposes. "Stock-based compensation" and "Net issuances of restricted stock" are shown as separate lines in the Consolidated Statement of Stockholders' Equity. At the time of vesting, the Company records a liability for the estimated employee withholding taxes with an offsetting debit to common stock. Common stock is distributed to participants, net of taxes, and the Company remits these taxes on behalf of the employees, usually in March of each year. Given the timing of the accounting entries within stockholders' equity, we typically have a net debit to common stock for the "Net issuances of restricted stock", as was the case in 2007. The following is an example of the journal entries recorded (assuming one restricted stock unit is granted):

         Current year's entry:

                  Stock compensation expense            $30
                            Common Stock                                $30

                           RSUs are expensed based on grant date valuation (per FAS 123R) over the vesting period of the RSUs, assuming that the performance targets are deemed probable of achievement. This entry is included as the stock-based compensation line in the Statement of Stockholders' Equity.

                  Common Stock                          $12
                            Payroll tax liability                       $12

                           A liability is set up at the end of the fiscal year for RSUs that vested for estimated employee withholding taxes. One share times $30 market price times 40% withholding taxes equals $12. This entry is included in the Net issuances of restricted stock line in the Statement of Stockholders' Equity.

Notes to Consolidated Financial Statements
------------------------------------------
Note 6(b) - Restricted Stock, page 48
-------------------------------------

3. Please expand your disclosure to describe in detail the performance targets established by your Board of Directors. Also, discuss if and when the achievement of these performance targets has historically been considered to be probable.

         Response: Our performance targets are annual income targets set by our Board of Directors at the beginning of the year. We will add this description to our financial statement footnote on a prospective basis. Also, we assess our probability of vesting on a quarterly basis, and, to date, have considered vesting probable and have met our annual income targets.

4. Please clarify the meaning of "disbursement" of restricted stock units. Based on the form of Notice of Restricted Stock Unit Award filed as an exhibit, it appears you do not issue common shares until after the achievement of the performance targets and the resulting vesting of the restricted stock units. Accordingly, since some restricted stock plans issue shares upon the grant of a restricted stock award, please clarify that your table on page 48 summarizes restricted stock units outstanding, which represent contingently issuable shares, not actual outstanding common shares.

         Response: For purposes of our financial statements, the term "disbursement" means the actual issuance of common stock. As described in our response to comment 2, our RSUs vest as of the end of the year, but are issued as common stock to the employees in March of the following year. As such, the table on page 48 of our Form 10-K represents contingently issuable shares, not actual outstanding common shares.

Note 7 - Earnings Per Common Share, page 49
-------------------------------------------

5. In the reconciliation for the fiscal year ended December 30, 2007, you have added warrants to the description of dilutive securities. However, we could not locate any disclosure elsewhere in your filing with respect to the issuance of warrants. Please revise, as appropriate.

         Response: In updating our Form 10-K from prior years, the term "warrants" was inadvertently carried forward. This term will be deleted in future filings.

6. We suggest you show the effect of each of your potentially dilutive securities, such as stock options and restricted stock units, as a separate line item within the reconciliation of the denominator for each fiscal year.

         Response: In fiscal 2007, the dilutive effect of stock options was 189,238 shares and for restricted stock units was 89,588 shares. The Company has not granted any significant amount of stock options since 2003. As a result, we have very few dilutive shares, and anticipate that this number will continue to decline in 2008. Respectfully, we believe that the breakout of these shares would not provide meaningful information to the reader; and, as such, we would like to continue to aggregate these two items. If, in the future, our granting of dilutive equity instruments increases, we will consider a separate line item for stock options and restricted stock units.

7. In the first paragraph on page 49, please clarify the meaning of "paid" $1,066 thousand for liability classified share-based compensation. In this regard, it is unclear whether such amount was paid in cash or in shares of your common stock. Also, please tell us if such amount relates to the net issuance of 70,044 shares of restricted stock shown on page 36 in your Consolidated Statement of Stockholders' Equity for fiscal 2007.

         Response: In late 2006, we modified a restricted stock unit award to an executive officer that changed the vesting term to a non-service and non-performance condition. As such, this award was classified as a liability award and stock-based compensation expense was recognized based on the market value of the stock price as of each balance sheet date. The vesting condition was met in May 2007, with an additional $399,000 expense recognized in 2007 due to the appreciating market value during that time. The total value "paid" in net shares issued ($667,000) and related employee withholding taxes ($399,000) was $1,066,000. The net issuance of shares ($667,000) is included in the "Net issuance of restricted stock" in stockholders' equity.

The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at 952.540.2203.


Very truly yours,

/s/ Mary J. Twinem
------------------
Mary J. Twinem
Executive Vice President and Chief Financial Officer

cc:  Securities and Exchange Commission